

SI 09057961 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2009

Washington, DC 110

SEC FILE NUMBER
8-67715

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **POWDER POINT FINANCIAL, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

54 BAY POND ROAD
(No. and Street)

DUXBURY	**MA**	**02332**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARJORIE KELLY   **(781) 934-4614**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SASLOW LUFKIN & BUGGY, LLP
(Name – *if individual, state last, first, middle name*)

10 TOWER LANE	**AVON**	**CT**	**06001**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Affirmation

I, Marjorie Kelly, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Powder Point Financial, LLC (the Company) for the year ended December 31, 2008 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Marjorie Kelly 2/23/09
Signature   Date

Marjorie Kelly
President

_____ 2/23/2009
Notary Public

MICHAEL S. DUNFORD
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 4, 2011

Powder Point Financial, LLC
Independent Auditors' Report, Financial Statements and Supplemental Information
As of and for the Year Ended December 31, 2008

Table of Contents

**Saslow
Lufkin &
Buggy,LLP**

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

To the Member of
  Powder Point Financial, LLC:

We have audited the accompanying statement of financial condition of Powder Point Financial, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Powder Point Financial, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

10 Tower Lane
Avon CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 15, 2009

Powder Point Financial, LLC
Statement of Financial Condition
December 31, 2008

		2008
Assets		
Cash and cash equivalents	$	37,809
Total assets	$	37,809
Member's Equity		
Member's equity	$	37,809

The accompanying notes are an integral part of these financial statements.

Powder Point Financial, LLC
Statement of Operations and Changes in Member's Equity
For the Year Ended December 31, 2008

	2008
Revenues:	
Commissions	$ 155,000
General and administrative expenses:	
State fees	2,429
Registration fees	822
Bond insurance	364
Regulatory fees	305
Office expenses	290
Assessments	150
Total general and administrative expenses	4,360
Net income	150,640
Member's equity, beginning of year	11,169
Capital contributions	1,000
Capital withdrawals	(125,000)
Member's equity, end of year	$ 37,809

The accompanying notes are an integral part of these financial statements.

Powder Point Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

	2008
Cash flows from operating activities:	
Net income	$ 150,640
Net cash provided by operating activities	150,640
Cash flows from financing activities:	
Capital contributions	1,000
Capital withdrawals	(125,000)
Net cash used in financing activities	(124,000)
Net increase in cash and cash equivalents	26,640
Cash and cash equivalents at beginning of year	11,169
Cash and cash equivalents at end of year	$ 37,809

The accompanying notes are an integral part of these financial statements.

Note 1 - General

Organization - Powder Point Financial, LLC (the Company) was formed in February of 2007 as a limited liability company under the laws of the State of Massachusetts. The Company is a registered broker-dealer located in Duxbury, Massachusetts.

Description of Business - As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities, servicing a diverse group of institutional investors.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company is subject to federal and state security laws, as well as FINRA regulations.

The Company is subject to the net capital requirement under Rule 15c3-1 of the Securities and Exchange Act of 1934 (the Act). The Company does not hold funds or securities for or owe funds or securities to customers, and as such, is exempt from the reserve requirement provisions of the Act under the exemption provisions found within Rule 15c3-3 Section (k)(2)(i).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents - The Federal Depository Insurance Corporation (FDIC) insures cash balances up to $100,000 per customer per bank. Effective October 3, 2008, the standard FDIC limit was increased to $250,000 per bank. In addition, FDIC coverage for balances in non-interest bearing transaction deposit accounts is unlimited if the bank elects to participate. The legislation that provides this increased coverage will expire on December 31, 2009. Amounts in excess of FDIC limits are uninsured.

Income Taxes - The Company has elected to be treated as an LLC under the Internal Revenue Code, having the Company's income treated for federal income tax purposes substantially as if the Company were a proprietorship. The Company's net income is reportable on the Member's individual tax return. Accordingly, the financial statements reflect no provision or liability for federal income taxes.

Note 2 - Summary of Significant Accounting Policies (continued)

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Note 3 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

At December 31, 2008, the Company had net capital of $37,809 with a minimum net capital requirement of $5,000, and the ratio of aggregate indebtedness to net capital was 0 to 1.

During December 2008, the Member made two capital withdrawals from the equity of the Company, the amounts of $50,000 and $75,000. On the date of the first withdrawal, the Company had $166,805 of net capital with a minimum net capital requirement of $5,000 and a ratio of aggregate liabilities to net capital of 0 to 1. On the date of the second withdrawal, the Company had $116,805 of net capital with a minimum net capital requirement of $5,000 and a ratio of aggregate liabilities to net capital of 0 to 1.

Note 4 - Concentrations

The Company's sales are derived from finder's fees for commitments by introduced investors to various limited partnerships.

Powder Point Financial, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant
To Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

	2008
Net Capital:	
Member's equity	$ 37,809
Total net capital	37,809
Less net capital requirement [greater of $0 in 2008 (6.67% of aggregate indebtedness) or $5,000]	5,000
Net capital in excess of requirements	$ 32,809
Aggregate Indebtedness:	
Total liabilities	$ -
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0 to 1

Note: There was no material difference between net capital and aggregate indebtedness as reported above and that which was previously reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2008.

Saslow
Lufkin &
Buggy, LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

To the Member of
  Powder Point Financial, LLC:

In planning and performing our audit of the financial statements of Powder Point Financial, LLC (the Company) for the year ended December 31, 2008, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expression an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which

10 Tower Lane
Avon CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

**Saslow
Lufkin &
Buggy, LLP**

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with general accepted accounting principles such that there is a more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

Saslow Lufkin & Buggy, LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

This report is intended solely for the information and use of the Board of Directors, the Member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 15, 2009

Powder Point Financial, LLC
(SEC File No. 8-67715)

Independent Auditors' Report, Financial Statements
and Supplemental Information

As of and for the Year Ended
December 31, 2008

Powder Point Financial, LLC
(SEC File No. 8-67715)

This report contains: (check all applicable boxes)

☑ (a) Facing page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Operations.

☑ (d) Statement of Cash Flows.

☑ (e) Statement of Changes in Member's Equity.

☐ (f) Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).

☑ (g) Computation of Net Capital.

☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).

☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).

☑ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business, and Note 3 - Net Capital).

☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

☑ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report (not applicable).

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].

☑ (o) Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).

☐ (p) Schedule of segregation requirements and funds in segregation - customer's regulated commodity futures account pursuant to Rule 171-5 (not applicable).